SSGA Funds

Jesse Hallee, Secretary

100 Summer Street, 7th floor

Boston, MA 02111

September 28, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:        Office of Filings, Information & Consumer Service

Re:	SSGA Funds (the “Trust”)
File Nos.: 811-05430 and 33-19229; Request for Withdrawal of Post-Effective Amendment Filing to the Trust’s Registration Statement on Form N-1A

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “1933 Act”), the Trust, on behalf of its series SSGA Money Market Fund and SSGA Prime Money Market Fund (collectively, the “Funds”), hereby respectfully requests withdrawal of Post-Effective Amendment No 151 (“PEA 151”), which was filed with the Securities and Exchange Commission (the “Commission”) via EDGAR (Accession No. 0001193125-16-680801) on August 12, 2016, pursuant to paragraph (a) of Rule 485 under the 1933 Act. PEA 151 was scheduled to become effective on October 11, 2016.

The withdrawal of PEA 151 is requested because the Funds reorganized into the State Street Institutional Liquid Reserves Fund, a series of State Street Institutional Investment Trust, pursuant to a vote of shareholders of each Fund. As a result of these transactions, the Funds have been liquidated and PEA 151 will not be used by the Trust. The Registrant has not offered or sold any securities on the basis of PEA 151.

If you have any questions, please contact me at (617) 662-4026 or JDHallee@StateStreet.com.

Very truly yours,

/s/ Jesse D. Hallee

Jesse D. Hallee

Secretary